June 1, 2009
Mr. Rufus Decker
Accounting Branch Chief
United States Securities and
Exchange Commission
Washington, D.C. 20549-4010
Ms. Lisa Haynes
Staff Accountant
United States Securities and
Exchange Commission
Washington, D.C. 20549-4010

Re:	NVR, Inc. Form 10-Q for the period ended March 31, 2009 File 001-11311
Dear Mr. Decker and Ms. Haynes;
     This letter responds to your letter dated May 20, 2009 regarding NVR’s Form 10-Q for the period ended March 31, 2009. For ease of reference, the numbered paragraphs below correspond to the numbered comments in your letter. The staff’s comments appear below in bold italics, and are followed by NVR’s responses.
FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2009
Managements Discussion and Analysis of Financial Condition and Results of Operations
Reportable Segments, page 22
1. We note your response to comment 5 and the additional disclosures you made to the table on page 23. To give investors better context for evaluating the performance of each segment pertaining to both inventory and contract land deposits, please consider the following additional disclosures for each segment:
•	Contract land deposits, net as of each balance sheet date;
•	Number of communities evaluated for impairment as well as the number of communities for which contract land deposits were written off during the periods presented;
•	Dollar amount of lower of cost or market charges taken during the periods presented for sold inventory separate from unsold inventory; and
•	The dollar amount of sold inventory separate from unsold inventory as of each balance sheet date.

     On a prospective basis, we will add comparative disclosures for the dollar amount of sold and unsold inventory and contract land deposits on a net basis, and if material, the dollar amount of inventory impairments presented on a sold and unsold basis. Further, we would continue to disclose that we evaluate the entire net contract land deposit portfolio for impairment each quarter. We will also comparatively disclose on a reportable segment basis the total number of lots that we continue to control, as well as the number of lots associated with the contract land deposit reserve, both as of the end of the reporting period, so that investors can see by reportable segment the number of “at risk” lots remaining. These additional disclosures will be made consistent with the format in the revised proforma disclosure from our 2009 first quarter Form 10Q, as follows (new items bolded, amounts left blank):
“Reportable Segments
     Homebuilding profit before tax includes all revenues and income generated from the sale of homes, less the cost of homes sold, selling, general and administrative expenses, and a corporate capital allocation charge determined at the corporate headquarters. The corporate capital allocation charge eliminates in consolidation, is based on the segment’s average net assets employed, and is charged using a consistent methodology in the periods presented. The corporate capital allocation charged to the operating segment allows the Chief Operating Decision Maker, as defined in Statement of Financial Accounting Standards No. 131, “Disclosure about Segments of an Enterprise and Related Information,” to determine whether the operating segment’s results are providing the desired rate of return after covering our cost of capital. We record charges on contract land deposits when we determine that it is probable that recovery of the deposit is impaired. For segment reporting purposes, impairments on contract land deposits are charged to the operating segment upon the determination to terminate a finished lot purchase agreement with the developer or to restructure a lot purchase agreement resulting in the forfeiture of the deposit. Due to the current homebuilding industry downturn, we are evaluating our entire net contract land deposit portfolio for impairment each quarter. For additional information regarding our contract land deposit impairment analysis, see the Critical Accounting Policies section within this Management Discussion and Analysis. For presentation purposes below, the contract land deposit reserve at March 31, 2009 and 2008, respectively, has been allocated to the reportable segments to show contract land deposits on a net basis. The net contract land deposit balances below also includes $5,081 and $8,206 at March 31, 2009 and 2008, respectively, of letters of credit issued as deposits in lieu of cash. The following tables summarize certain homebuilding operating activity by segment for the three months ended March 31, 2009 and 2008:

	Three Months Ended
	March 31,
	2009	2008
Mid Atlantic:
Revenues	$341,756	$526,392
Settlements (units)	928	1,241
Average settlement price	$368.2	$424.0
New orders (units)	1,203	1,292
Average new order price	$336.6	$383.2
Backlog (units)	2,051	2,777
Average backlog price	$352.3	$427.9
Gross profit margin	$60,946	$90,131
Gross profit margin percentage	17.8%	17.1%
Segment profit	$31,908	$42,007
New order cancellation rate	15.5%	25.0%
Inventory:
Lots and housing units, covered under sales agreements with customers (sold inventory)	$—	$—
Unsold lots and housing units	$—	$—
Sold inventory impairments	$—	$—
Unsold inventory impairments	$—	$—
Contract land deposits, net	$—	$—
Total lots controlled	—	—
Total lots reserved	—	—
Contract land deposit impairments	$1,065	$6,031
Average active communities	172	216

North East:
Revenues	$53,375	$85,968
Settlements (units)	184	245
Average settlement price	$290.1	$350.9
New orders (units)	235	280
Average new order price	$285.3	$307.5
Backlog (units)	354	540
Average backlog price	$286.6	$317.0
Gross profit margin	$8,439	$15,231
Gross profit margin percentage	15.8%	17.7%
Segment profit	$3,226	$6,687
New order cancellation rate	13.9%	16.9%
Inventory:
Lots and housing units, covered under sales agreements with customers (sold inventory)	$—	$—
Unsold lots and housing units	$—	$—
Sold inventory impairments	$—	$—
Unsold inventory impairments	$—	$—
Contract land deposits, net	$—	$—
Total lots controlled	—	—
Total lots reserved	—	—
Contract land deposit impairments	$9	$170
Average active communities	36	42

	Three Months Ended
	March 31,
	2009	2008
Mid East:
Revenues	$92,110	$150,160
Settlements (units)	413	617
Average settlement price	$221.1	$242.7
New orders (units)	701	717
Average new order price	$210.4	$240.1
Backlog (units)	1,019	1,213
Average backlog price	$215.7	$243.6
Gross profit margin	$15,278	$25,767
Gross profit margin percentage	16.6%	17.2%
Segment profit	$5,189	$10,847
New order cancellation rate	14.9%	15.4%
Inventory:
Lots and housing units, covered under sales agreements with customers (sold inventory)	$—	$—
Unsold lots and housing units	$—	$—
Sold inventory impairments	$—	$—
Unsold inventory impairments	$—	$—
Contract land deposits, net	$—	$—
Total lots controlled	—	—
Total lots reserved	—	—
Contract land deposit impairments	$213	$(51)
Average active communities	101	117

South East:
Revenues	$61,088	$107,349
Settlements (units)	248	362
Average settlement price	$246.3	$296.5
New orders (units)	287	442
Average new order price	$223.9	$273.1
Backlog (units)	393	881
Average backlog price	$242.8	$295.8
Gross profit margin	$9,464	$21,059
Gross profit margin percentage	15.5%	19.6%
Segment profit	$2,029	$8,117
New order cancellation rate	14.1%	25.0%
Inventory:
Lots and housing units, covered under sales agreements with customers (sold inventory)	$—	$—
Unsold lots and housing units	$—	$—
Sold inventory impairments	$—	$—
Unsold inventory impairments	$—	$—
Contract land deposits, net	$—	$—
Total lots controlled	—	—
Total lots reserved	—	—
Contract land deposit impairments	$16	$(195)
Average active communities	49	68

Liquidity and Capital Resources, page 28
2. We note your response to comment 4 and your belief that you have a substantial cushion between the minimum levels required by most of your debt covenants compared to the actual amount/ratio as of the quarter ended March 31, 2009. It does not appear, however, that the minimum adjusted tangible net worth ratio within your mortgage repurchase agreement had a substantial cushion. So that we may better understand the factors which could impact this calculation, please tell us how this covenant is calculated and your basis for concluding that you will continue to be in compliance “by a wide margin”.
     The adjusted tangible net worth calculation under the mortgage repurchase agreement is essentially the consolidated owner’s equity balance of NVR Mortgage Finance, Inc. (“NVRM”) on a US GAAP basis, less certain contingent indebtedness, as follows:

NVRM consolidated equity	$20,114,000
Less: Contingent bonding obligations (a)	(2,470,000)

Adjusted tangible net worth	$17,644,000

Minimum allowed under the agreement	$14,000,000

(a)	The mortgage segment is required to enter into collateral bonding arrangements with various state regulatory agencies in order to conduct its mortgage lending operations. Because we believe that we will fulfill the applicable required obligations, these contingent obligations are not recorded on the consolidated balance sheet.
     We believe that NVRM will continue to easily satisfy the minimum requirement under the repurchase agreement for the following reasons:
     First, as noted in our original response, our homebuilding operations have remained profitable throughout the current downturn and we expect to remain profitable. In parallel with the homebuilding operations, NVRM, which almost exclusively serves our homebuilding customers, has also remained profitable, and we believe that it will also continue to be profitable, the results of which will be accretive to NVRM’s consolidated equity.
     Second, because NVRM is a 100% wholly-owned subsidiary, we control the level of NVRM’s invested capital. Consistent with our “asset light” philosophy, we leave only a minimum level of capital in the mortgage segment to satisfy regulatory and debt covenant requirements, and historically we have transferred NVRM’s excess cash to NVR on a monthly basis in the form of dividends (i.e., $17.5 million during fiscal year 2008 and an additional $2.0 million during the first quarter of 2009). However, if the level of NVRM’s consolidated equity dropped due to an unexpected drop in profitability, we would suspend the practice of drawing dividends from NVRM and therefore maintain their capital account at required levels. Further, under our working capital facility, at March 31, 2009, we had the ability to make capital injections to NVRM of approximately $400 million, and with our combined cash and marketable securities balance of approximately $1.2 billion as of the same date, we have ample liquidity to do so, if necessary. Therefore, we will be able to actively manage NVRM’s invested capital to be in compliance with NVRM’s minimum adjusted tangible net worth requirement.
     In connection with our response, we acknowledge that:
•	We are responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Thank you for your consideration of the points contained in our response. I can be reached at 703/956-4003 for any further comments or clarifications.
Sincerely,

/s/ Robert W. Henley
Robert W. Henley
Vice President and Controller

CC:	Mr. Alan Dye, Esq. (Hogan & Hartson) Mr. Tom Gerth (KPMG LLP) Mr. Dennis M. Seremet (NVR, Inc. — Chief Financial Officer)